Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS REPORTS RESULTS FOR 2010
FOR IMMEDIATE RELEASE: February 24, 2011
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the year ended December 31, 2010 of $65.9 million, or $0.62 per diluted share, and adjusted net earnings of $65.2 million, or $0.61 per diluted share. This compares to $93.5 million, or $0.88 per diluted share, and $92.0 million, or $0.87 per diluted share, respectively for 2009. This represents a year-over-year decrease of 29% in adjusted net earnings. Adjusted net earnings is a non-GAAP financial measure and is defined below. The Company’s auction revenues for the year ended December 31, 2010 were $357.4 million, compared to $377.2 in 2009. The Company conducted 230 industrial auctions in 16 countries throughout North America, Europe, the Middle East, Central America, Asia and Australia during 2010. All dollar amounts in this release are presented in U.S. dollars.
Quarterly dividend
The Company also announced on January 21, 2011 the declaration of a quarterly cash dividend of $0.105 per common share payable on March 11, 2011 to shareholders of record on February 18, 2011. In 2010, the Company paid approximately $43 million in regular cash dividends, an 8% increase over 2009.
Gross auction proceeds and auction revenues
Gross auction proceeds in 2010 were $3.28 billion, 6% lower than in 2009. Gross auction proceeds is a non-GAAP financial measure and is described below. Excluding the impact of fluctuations in the value of the U.S. dollar, gross auction proceeds and auction revenues in local currency decreased 9% and 7%, respectively, in 2010 compared to 2009. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.90% in 2010, compared to 10.80% in 2009.
The Company achieved gross auction proceeds of $798.6 million in the fourth quarter of 2010, a 10% decrease compared to $891.1 million in the fourth quarter of 2009. Auction revenues were $88.3 million for the three months ended December 31, 2010, a 9% decrease compared to $97.1 million for the fourth quarter of 2009. Excluding the impact of fluctuations in the value of the U.S. dollar, gross auction proceeds and auction revenues decreased 10% and 8%, respectively, in the fourth quarter of 2010 compared to the fourth quarter of 2009.
Net earnings for the quarter

	3 months ended	3 months ended
	December 31, 2010	December 31, 2009
Net Earnings	$13.5 million	$21.8 million
Earnings per diluted share	$0.13	$0.21
Adjusted net earnings	$13.5 million	$21.1 million
Adjusted earnings per diluted share	$0.13	$0.20

Industrial auction results

	Year ended December 31,	Year ended December 31,
	2010	2009
Number of industrial auctions	230	195
Bidder registrations	340,000	336,000
Buyers	95,000	98,000
Consignments	40,000	37,000
Lots	277,000	283,000
Average industrial auction

	Year ended December 31,	Year ended December 31,
	2010	2009
Gross auction proceeds	$13.4 million	$17.3 million
Registered bidders	1,475	1,720
Consignors	175	190
Lots	1,205	1,450
Online bidding statistics
Ritchie Bros. sold over $872 million of equipment, trucks and other assets to online bidders during 2010, representing a 5% increase compared to 2009 (2009 — approximately $830 million). Internet bidders represented approximately 43% of the total bidder registrations at Ritchie Bros. industrial auctions in 2010. Since launching its real-time online bidding service in 2002, the Company has now sold almost $4.2 billion worth of trucks, equipment, and other assets to online bidders confirming Ritchie Bros.’ position as the world’s largest seller of used equipment and trucks to online buyers.
Website statistics
Ritchie Bros. introduced its new multi-language website in April 2010. The website incorporates many new and enhanced features including current auction inventory and equipment searches in 21 languages, auction results and account services in 14 languages and online bidding in seven languages. The website (www.rbauction.com) now enables customers to interact with the Company more easily, as well as search for and purchase the equipment they need. With its foreign language capability, the Company’s website is also a powerful tool for attracting new non-English speaking customers and expanding Ritchie Bros.’ global market. There was an 11% increase in site visits from non-English speakers from the date of the website implementation in April 2010 until December 31, 2010, compared to the equivalent period in 2009.
The total number of unique visitors to the site has increased approximately 14% in 2010 to roughly 3.2 million unique visitors, with an increase of 20% during the first six weeks of 2011 compared to the same period in 2010. The number of first-time visits has also increased by 31% in 2010 compared to 2009. During 2010, nearly 35 million equipment searches were performed on the site, plus an additional 3 million auction results searches.
Timed Auction system
Ritchie Bros. deployed its Timed Auction system at 23 of the Company’s auction sites worldwide in 2010, allowing the Company to provide greater flexibility and convenience for customers, as well as handle a high volume of lower value auction items without an auctioneer and other supporting staff. Since its deployment in March 2010, more than 48,000 lots have been sold using the Timed Auction system, generating approximately $47 million in gross auction proceeds.
Strategic initiatives
The Company has made meaningful progress on the implementation of a number of strategic initiatives announced previously, which are designed to deliver better value to its customers and extend the appeal of the Company’s auctions, enhancing its ability to attract new customers. In particular, Ritchie Bros. is on track to introduce enhanced equipment information at its auctions starting July 1, 2011, and expects to introduce ancillary services such as customer finance, insurance and warranty programs around the same time. Ritchie Bros.’ revised fee structure will take effect on July 1, 2011 and the Company continues to anticipate a positive impact on its net earnings as a result of these initiatives.

Summary comments
Peter Blake, the Company’s CEO remarked: “Our results in 2010 reflected the challenging environment in which we operated, like many companies in our industry, and the difficulties we faced securing equipment consignments to sell at our auctions. The widely hoped-for recovery in the used equipment market did not materialize, and there was not a meaningful improvement in fundamentals or optimism during the year. That being said, we are confident about the decisions we made during the year that will sustain our business in the future and leave us well positioned to meet the needs of our customer base, which has grown substantially over the last several years.
Mr. Blake continued: “As we begin 2011 we see many signs of the used equipment market returning to a more balanced state. Equipment owners are more optimistic, OEM production is increasing to satisfy growing demand, and pricing has improved on most equipment categories. There is a lot of cash waiting to be deployed in the economy, and some of that capital is likely to be invested in equipment. Although competition is intense, these are all positive signs for our ability to grow our business in 2011. We have ample capacity in our network, a well trained and highly motivated team, and as a result of our actions over the last several years and an updated strategic plan, we are well positioned to capitalize on the growing momentum in our industry. The success of our early auctions in 2011 and the flow of consignments for upcoming auctions provide clues to a return to brighter days ahead as we set about to offer compelling business solutions to enable the world’s builders to easily and confidently exchange equipment.”
Definitions of non-GAAP measures
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Ritchie Bros. offers services that enable the world’s builders to easily and confidently exchange equipment. The Company conducts hundreds of unreserved public auctions each year, selling a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Ritchie Bros. has over 110 locations in more than 25 countries, including 43 auction sites worldwide. The Company maintains a website at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2010 financial results at 8:00am Pacific Time (11:00am Eastern Time) on February 24, 2011. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; improvement in market and general economic conditions; changes in equipment owner behaviour; increases in OEM production; location of future economic investment; growth of the Company’s market share; the impact of new initiatives, services and features on the Company and its customers, and the Company’s long-term growth strategy and success. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; ongoing access to capital; the Company’s ability to create compelling business solutions that enable the world’s builders to easily and confidently exchange equipment and successfully execute its strategic initiatives; customer responses to new services and fees, and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com

Consolidated Statements of Operations
(Amounts in table and related footnotes are in USD
thousands, except share and per share amounts)

	Year ended	Year ended
	December 31, 2010	December 31, 2009

Gross auction proceeds (1)	$3,277,771	$3,492,021

Auction revenues (1)	$357,369	$377,211
Direct expenses (1)	47,021	49,890

	310,348	327,321
Expenses
Depreciation and amortization	37,813	31,761
General and administrative	180,532	168,312

Earnings from operations	92,003	127,248

Other income (expense)
Interest expense	(5,216)	(544)
Interest income	2,035	2,400
Foreign exchange gain (loss)	(49)	(1,085)
Gain on disposition of capital assets	250	647
Other income	1,823	2,857

Earnings before income taxes	90,846	131,523

Income taxes	24,933	38,071

Net earnings (2)	$65,913	$93,452

Net earnings per share	$0.62	$0.89
Net earnings per share — diluted	$0.62	$0.88

Weighted average shares outstanding	105,521,960	105,141,368
Diluted weighted average shares outstanding	106,169,199	105,773,806

Net earnings in accordance with Canadian GAAP	$65,913	$93,452
Less: after-tax foreign exchange impact of financing transactions (2)	—	(664)
Less: after-tax gain on sale of excess property (3)	(756)	(746)

Adjusted net earnings	$65,157	$92,042

Adjusted net earnings per share	$0.62	$0.88
Adjusted net earnings per share — diluted	$0.61	$0.87

(1)	Gross auction proceeds, auction revenues and direct expenses for the year ended December 31, 2010 include the results of the auction of Apoise for $46,790, $850 and $180 respectively.

(2)	Net earnings for 2009 included a foreign exchange gain of $759 ($664 after tax, or $0.01 per diluted share) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The bank debt was assigned in January 2009 to a U.S. dollar denominated subsidiary to eliminate this foreign exchange exposure. No long-term intercompany loans were settled in 2010 that resulted in a significant foreign exchange adjustment. The Company has highlighted this amount because it does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(3)	Net earnings for 2010 included total gains of $1,230 ($756 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Houston, Texas permanent auction site. Net earnings for 2009 included total gains of $1,097 ($746 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Minneapolis, Minnesota, permanent auction site.

Consolidated Statements of Operations
(Amounts in table and related footnotes are in USD
thousands, except share and per share amounts)

	Three months	Three months
	ended	ended
	December 31, 2010	December 31, 2009
	(unaudited)	(unaudited)

Gross auction proceeds	$798,566	$891,111

Auction revenues	$88,296	$97,143
Direct expenses	12,188	14,409

	76,108	82,734
Expenses
Depreciation and amortization	10,989	9,342
General and administrative	46,313	45,004

Earnings from operations	18,806	28,388

Other income (expense)
Interest expense	(1,520)	(179)
Interest income	584	630
Foreign exchange gain (loss)	(348)	(348)
Gain (loss) on disposition of capital assets	(841)	785
Other income	920	1,386

Earnings before income taxes	17,601	30,662

Income taxes	4,084	8,828

Net earnings	$13,517	$21,834

Net earnings per share	$0.13	$0.21
Net earnings per share — diluted	$0.13	$0.21

Weighted average shares outstanding	105,609,042	105,368,386
Diluted weighted average shares outstanding	106,201,831	106,246,699

Net earnings in accordance with Canadian GAAP	$13,517	$21,834
Less: after-tax gain on sale of excess property (1)	—	(746)

Adjusted net earnings	$13,517	$21,088

Adjusted net earnings per share	$0.13	$0.20
Adjusted net earnings per share — diluted	$0.13	$0.20

(1)	Net earnings for the fourth quarter of 2009 included total gains of $1,097 ($746 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Minneapolis, Minnesota, permanent auction site. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.

Selected Balance Sheet Data (USD thousands)	December 31, 2010	December 31, 2009

Current assets	$182,468	$198,707
Current liabilities	137,135	168,197

Working capital	45,333	30,510

Total assets	870,818	857,821
Long-term debt	135,886	130,394
Total shareholders’ equity	$578,127	$544,411

	Year ended	Year ended
Selected Operating Data (unaudited)	December 31, 2010	December 31, 2009

Auction revenues as percentage of gross auction proceeds	10.90%	10.80%
Number of consignors at industrial auctions	40,323	37,041
Number of bidders at industrial auctions	339,555	335,900
Number of buyers at industrial auctions	95,346	97,833
Number of permanent auction sites	35	32
Number of regional auction units	8	8

For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com